Exhibit 99.1

Copernic Inc. Announces 2010 Third Quarter Results

Quebec City, Canada, October 29, 2010 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today reported its financial results for the third quarter ended September 30, 2010 (‘‘Q3 2010’’). Unless otherwise stated, all figures in this release are in US dollars.

Financial Highlights

▪	Revenues from continuing operations were $0.35 million for Q3 2010, the same as for Q3 2009.

▪	Gross margin from continuing operations in Q3 2010 was 98% compared to 93% for Q3 2009.

▪
Expenses from continuing operations in the third quarter of 2010 were at $1.4 million compared to 1.1 million in the comparable period in 2009. During Q3 2010, an amount of $0.7 million was spent in relation with potential business acquisitions. Excluding these fees, expenses for Q3 2010 amounted to 0.7 million.

▪	Net loss from continuing operations in Q3 2010 was $1.1 million ($0.52 per share) compared to a net loss of $0.78 million ($0.37 per share) for the same period in 2009.

▪	Liquidities sufficient to meet normal operating requirements until end of 2010 were at $1.9 million as of September 30, 2010, compared to $4.4 million as of September 30, 2009.

Recent Highlights

▪
Copernic Inc. announced on October 25th that its shareholders have approved the sale of Copernic to N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), pursuant to a plan of arrangement (the “Plan of Arrangement”). On August 25, 2010, Copernic and Harris jointly announced that they had entered into an arrangement agreement with Comamtech Inc. (“Comamtech”), a newly incorporated corporation, with respect to an arrangement (the “Arrangement”) pursuant to which Copernic will ultimately be acquired and taken private by Harris and current shareholders of Copernic will become shareholders of Comamtech, which shall retain certain non-operating assets of Copernic.

A special meeting of shareholders was held at 10:00 a.m. (EDT) on October 25, 2010 (the “Special Meeting”), whereby a special resolution approving the Plan of Arrangement was approved by 98 % of the votes cast by shareholders of Copernic represented in person or by proxy at the Special Meeting. Copernic’s board of directors had previously unanimously recommended that holders of Copernic common shares vote in favour of the Plan of Arrangement.

▪
On October 20, 2010, Copernic announced that its wholly-owned subsidiary, Comamtech Inc. (“Comamtech”), entered into a definitive arrangement agreement (the “Arrangement Agreement”) with DecisionPoint Systems, Inc. (“DNPI”), with respect to an arrangement (the “Arrangement”) to acquire all the outstanding shares of DNPI in a reverse take-over with the result, that at closing DNPI shareholders shall hold approximately 70.6% of the issued and outstanding shares of Comamtech, on a fully diluted basis.

The Arrangement will be completed by way of a plan of arrangement under the Business Corporations Act (Ontario) (the “Plan of Arrangement”) and provides for the amalgamation of DNPI with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

Completion of the Arrangement will be subject to certain customary conditions, including approval of the Arrangement by not less than 66 2/3 percent of the votes cast at a special meeting of the shareholders of Comamtech. The shareholders of Comamtech will be asked, at the special meeting, to approve the continuance of Comamtech under the General Corporation Law of the State of Delaware. The completion of the Arrangement is also subject to court approvals, the approval of the amalgamation by DNPI shareholders, the closing of the transaction with Harris and certain regulatory approvals.

Pursuant to the Arrangement Agreement, Comamtech has agreed to pay DNPI a termination fee of $500,000 in certain circumstances if the proposed Arrangement is not completed. DNPI, likewise, has agreed to pay Copernic a termination fee of $500,000 in the event of a material breach or non-performance by DNPI of its obligations under the Arrangement Agreement. The Arrangement Agreement also contains mutual non-solicitation covenants and mutual rights to match any superior proposal.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties www.copernic.com and www.mycopernic.com. With its award winning Copernic Desktop Search software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC.

More information can be found at www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Copernic Inc.
Jean-Rock Fournier, CA
Executive Vice President and Chief Financial Officer
Telephone Toll Free:  (877) 289-4682
Telephone:  (418) 527-0528 ext. 1271
Email:  jrfournier@copernic.com
Website:  www.copernic.com

Copernic Inc.
Condensed Consolidated Balance Sheet

(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	As at September 30, 2010	As at December 31, 2009
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash	503,245	465,949
Temporary investments	1,457,102	3,504,930
Accounts receivable	433,212	256,110
Income taxes receivable	273,410	337,802
Balance of sale receivable	-	655,131
Prepaid expenses	295,106	118,149
Other assets	2,700,637	-
	5,662,712	5,338,071
Balance of sale receivable	-	3,694,060

Property and equipment	79,206	115,110

Intangible assets	146,251	202,597

Goodwill	3,362,003	3,362,003
	9,250,172	12,711,841
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,174,124	1,010,140
Deferred revenue	79,953	103,668
Deferred rent	869	1,534
Current portion of obligations under capital leases	10,621	50,630
	1,265,567	1,165,972
Obligations under capital leases	9,289	7,906

Future income taxes	32,293	45,146

Commitments

Shareholders’ Equity

Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,096,913 (2,091,437 as at December 31, 2009) common shares	96,565,618	96,556,485
Contributed Surplus	5,930,663	5,853,737

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(95,114,395)	(91,478,542)
	7,943,023	11,492,817
	9,250,172	12,711,841

Copernic Inc.
Condensed Consolidated Statements of Operations
(unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30,		For the three months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Revenues	1,079,965	1,280,083	355,273	353,293

Cost of revenues	22,405	55,168	5,224	25,725

Gross Margin	1,057,560	1,224,915	350,049	327,568

Expenses
Marketing, sales and services	372,448	431,931	73,978	146,777
General and administration	2,325,717	1,763,411	1,154,741	616,796
Product development and technical support	636,391	854,017	174,481	297,076
Amortization of property and equipment	45,374	87,075	14,127	32,845
Amortization of intangible assets	58,444	538,394	19,607	182,531
Gain on disposal of property and equipment	(2,827)	-	-	-
Gain on disposal of intangible assets	(9,960)	-	-	-
Restructuring charges	-	20,624	-	(4,998)
Interest and other income	(224,261)	(184,707)	(314)	(161,025)
Gain on disposal of an investment	-	(169,239)	-	-
Loss on foreign exchange	49,577	47,129	7,964	37,118
	3,250,903	3,388,635	1,444,584	1,147,120
Loss from continuing operations before income taxes and discontinued operations	(2,193,343)	(2,163,720)	(1,094,535)	(819,552)

Current income taxes	-	1,498	-	-
Future income taxes	(12,853)	(594,990)	(4,284)	(36,416)
	(12,853)	(593,492)	(4,284)	(36,416)
Loss from continuing operations	(2,180,490)	(1,570,228)	(1,090,251)	(783,136)
Results of discontinued operations, net of income taxes	(1,455,363)	4,386,401	(12,092)	(38,598)
Net income (loss) for the period	(3,635,853)	2,816,173	(1,102,343)	(821,734)
Basic and diluted loss / share - continuing operations	(1.04)	(0.75)	(0.52)	(0.37)

Basic and diluted earnings (loss)/ share - discontinued operations	(0.69)	2.10	-	(0.02)
Basic and diluted net earnings (loss)/ share	(1.73)	1.35	(0.52)	(0.39)

Copernic Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30,		For the three months ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(2,180,490)	(1,570,228)	(1,090,251)	(783,136)
Adjustments for
Amortization of property and equipment	45,374	87,075	14,127	32,845
Amortization of intangible assets	58,444	538,394	19,607	182,531
Employee stock-based compensation	76,926	84,718	2,063	29,493
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposal of intangible	(9,960)	-	-	-
Future income taxes	(12,853)	(594,990)	(4,284)	(36,416)
Accreted interest on balance of sale receivable	(217,603)	(126,093)	-	(126,093)
Unrealized loss on foreign exchange	542	8,502	379	4,785
Net change in non-cash working capital items	(150,063)	178,939	278,583	137,571
Cash used for operating activities from continuing operations	(2,389,683)	(1,562,922)	(779,776)	(558,420)
Cash provided by (used for) discontinued operations	(17,076)	765,357	(12,092)	181,648
Cash used for operations	(2,406,759)	(797,565)	(791,868)	(376,772)

Investing activities
Increase in Other assets	(65,637)	-	-	-
Proceeds on the disposal of an investment	-	169,239	-	-
Proceeds on the disposal of an intangible	9,960	-	-	-
Purchase of intangible assets	(2,098)	(3,224)	-	-
Purchase of property and equipment	(3,357)	(28,897)	-	(5,423)
Net decrease in temporary investments	-	3,005,227	-	(3,406)
Cash provided by (used for) continuing operations	(61,132)	3,142,345	-	(8,829)
Cash provided by discontinued operations	493,507	74,297	200,000	74,297
Cash provided by investing activities	432,375	3,216,642	200,000	65,468

Financing activities

Issuance of capital stock	9,133	-	8,400	-
Repayment of obligations under capital leases	(45,281)	(44,465)	(6,554)	(16,922)
Cash provided by (used for) financing activities	(36,148)	(44,465)	1,846	(16,922)

Net change in cash and cash equivalents during the period	(2,010,532)	2,374,612	(590,022)	(328,226)
Cash and cash equivalents – Beginning of period	3,970,879	2,067,705	2,550,369	4,770,543

Cash and cash equivalents – End of period	1,960,347	4,442,317	1,960,347	4,442,317
Cash and cash equivalents comprise:
Cash	503,245	438,556	503,245	438,556
Temporary investments	1,457,102	4,003,761	1,457,102	4,003,761
	1,960,347	4,442,317	1,960,347	4,442,317

Supplemental cash flow information - continuing operations
Cash paid for interest	4,006	7,469	800	2,470
Cash paid for income taxes	-	1,498	-	-